AMENDMENT TO BYLAWS OF
                           ARMSTRONG ASSOCIATES, INC.

     1. Section 1 of Article II of the Bylaws of the Corporation is hereby amended to read in its entirety as follows:

          "SECTION  1.  Annual  Meeting.   Unless  the  Board  of  Directors  by
     resolution directs otherwise, the Corporation shall not have an annual meeting of the shareholders for the purpose of electing Directors in any year that the election of directors is not required to be acted on under the Investment Company Act of 1940, as now or hereafter amended (the "Investment Company Act"). If the Corporation is required by the Investment Company Act to hold an annual meeting of shareholders to elect Directors or the Board of Directors otherwise decides to have a meeting of shareholders, the meeting shall be designated as the annual meeting of shareholders for that year and shall be held at the time and place designated by the Board of Directors or otherwise in the manner set forth in the resolution of the Board of Directors calling the meeting."

     2. Section 2 of Article V of the Bylaws is hereby amended to read in its entirety as follows:

          "SECTION 2. TIME OF ELECTION. The Board of Directors, at its first meeting after each annual meeting of shareholders and at such other times that it deems appropriate, shall choose a president, a secretary and such additional officers that it deems appropriate, none of whom need to be a member of the Board."